Annual General Meeting 11 August 2016 Exhibit 99.1

DISCLAIMER This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.   Examples of forward-looking statements include:   statements about the company’s future performance; projections of the company’s results of operations or financial condition; statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants; expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects; expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios; expectations concerning dividend payments and share buy-backs; statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs; statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

DISCLAIMER (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.   Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2016, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Annual General Meeting 11 August 2016 Chairman’s Address – Michael Hammes

Annual General Meeting 11 August 2016 Items of Business* *Shareholders should refer to the 2016 Notice of Annual General Meeting for the full text and background to each resolution set forth in the presentation

RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2016 To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2016

RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2016 PROXY RESULTS: Votes %* For 368,461,691 99.85 Against 503,169 0.14 Open 41,808 0.01 Abstain 52,397 N/A Excluded 0 N/A * Percentages have been rounded

RESOLUTION 2: Remuneration Report for Fiscal Year 2016 To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2016

RESOLUTION 2: Remuneration Report for Fiscal Year 2016 PROXY RESULTS: Votes %* For 289,057,543 78.34 Against 79,863,756 21.65 Open 41,808 0.01 Abstain 95,958 N/A Excluded 0 N/A * Percentages have been rounded

RESOLUTION 3: Re-election of Directors That Michael Hammes, who retires by rotation in accordance with the Articles of Association, be re-elected as a director That David Harrison, who retires by rotation in accordance with the Articles of Association, be re-elected as a director

RESOLUTION 3(a): Re-election of Director – Michael Hammes PROXY RESULTS: Votes %* For 366,057,823 99.21 Against 2,872,130 0.78 Open 39,308 0.01 Abstain 89,804 N/A Excluded 0 N/A * Percentages have been rounded

RESOLUTION 3(b): Re-election of Director – David Harrison PROXY RESULTS: Votes %* For 366,586,318 99.35 Against 2,365,966 0.64 Open 39,308 0.01 Abstain 67,473 N/A Excluded 0 N/A * Percentages have been rounded

RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2017

RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration PROXY RESULTS: Votes %* For 368,496,939 99.97 Against 72,293 0.02 Open 41,808 0.01 Abstain 448,025 N/A Excluded 0 N/A * Percentages have been rounded

RESOLUTION 5: Grant of Return on Capital Employed Restricted Stock Units Approve the grant of Return on Capital Employed Restricted Stock Units (RSUs) under the 2006 Long Term Incentive Plan to James Hardie’s Chief Executive Officer, Louis Gries

RESOLUTION 5: Grant of Return on Capital Employed Restricted Stock Units PROXY RESULTS: Votes %* For 315,402,951 85.60 Against 53,030,988 14.39 Open 35,768 0.01 Abstain 135,024 N/A Excluded 454,334 N/A * Percentages have been rounded

RESOLUTION 6: Grant of Relative Total Shareholder Return RSUs Approve the grant of Relative Total Shareholder Return (TSR) RSUs to James Hardie’s Chief Executive Officer, Louis Gries

RESOLUTION 6: Grant of Relative Total Shareholder Return RSUs PROXY RESULTS: Votes %* For 289,745,958 78.64 Against 78,689,096 21.35 Open 35,768 0.01 Abstain 133,909 N/A Excluded 454,334 N/A * Percentages have been rounded

Other Items of Business

Annual General Meeting 11 August 2016